UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

NOVAVAX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

670002401

(CUSIP Number)

SHAH CAPITAL MANAGEMENT, INC.

2301 Sugar Bush Road, Suite 510

Raleigh, NC 27612

(919) 719-6360

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Other)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of North Carolina, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		N/A
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,965,794 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

N/A
	10	SHARED DISPOSITIVE POWER

10,965,794 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,965,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IA (Investment Adviser)

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CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Other)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		N/A
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,300,000 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

N/A
	10	SHARED DISPOSITIVE POWER

10,300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

PN (Partnership)

3

CUSIP No. 670002401

1	NAME OF REPORTING PERSON

Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF (Personal Funds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		65,382 shares
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,965,794 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER

65,382 shares
	10	SHARED DISPOSITIVE POWER

10,965,794 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,031,176 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

IN (Individual)

4

CUSIP No. 03879J100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The shares of Common Stock purchased by Shah Opportunity were purchased with working capital in open market transactions. The aggregate purchase price of the 10,300,000 shares of Common Stock beneficially owned by the Reporting Person is approximately $68,727,958, excluding brokerage commissions.

The shares of Common Stock purchased by the Shah Managed Accounts were purchased with working capital in open market transactions. The aggregate purchase price of the 665,794 shares of Common Stock held through the Shah Managed Accounts and beneficially owned by Shah Capital Management is approximately $4,965,921, excluding brokerage commissions, if any.

The shares of Common Stock purchased by Mr. Shah and held in the Mr. Shah Managed Account were purchased with his personal funds. The aggregate purchase price of the 65,382 shares of Common Stock directly beneficially owned by Mr. Shah is approximately $466,650, excluding brokerage commissions, if any.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 20, 2024, the Reporting Persons announced that in light of recent developments at the Issuer, they have determined to withdraw their preliminary proxy statement and campaign against the re-election of the Class II directors at the Issuer’s upcoming annual meeting. The Reporting Persons have long advocated for the Issuer to explore potential strategic partnership opportunities and believe that the Issuer’s recent announcement of its entry into a co-exclusive licensing agreement with Sanofi is a long-awaited step in the right direction.

The Reporting Persons intend to continue to closely monitor the Issuer, including its operations, capital allocation decisions and strategic direction, as they believe significant additional value remains to be unlocked at the Issuer. The Reporting Persons continue to believe that the Issuer would benefit from the addition of a stockholder representative in the boardroom to ensure that stockholder interests are adequately represented. Accordingly, the Reporting Persons reserve the right to seek such representation in the future if they deem it necessary to protect and enhance stockholder value. The Reporting Persons may also engage in discussions with the Issuer’s management and Board to express their views and recommendations regarding the Issuer’s governance, strategy, and overall performance.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 140,403,554 shares outstanding as of April 30, 2024, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

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CUSIP No. 03879J100

			Shah Capital Management	Shah Opportunity	Himanshu H. Shah
(a)	Amount Beneficially Owned:		10,965,794	10,300,000	11,031,176

	Percent of Class:		7.8%	7.3%	7.9%

(b)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	65,382
	(ii)	Shared Voting Power:	10,965,794	10,300,000	10,965,794
	(iii)	Sole Dispositive Power:	N/A	N/A	65,382
	(iv)	Shared Dispositive Power:	10,965,794	10,300,000	10,965,794

As of the date hereof, Shah Opportunity directly beneficially owns 10,300,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 10,965,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 65,382 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,965,794 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 65,382 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 11,031,176 shares of Common Stock that Mr. Shah may be deemed to beneficially own.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All such transactions were effected in the open market unless otherwise noted therein.

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CUSIP No. 03879J100

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	May 20, 2024

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and Chief Investment Officer

Date:	May 20, 2024

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Date:	May 20, 2024

/s/ Himanshu H. Shah
Himanshu H. Shah

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CUSIP No. 03879J100

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SHAH CAPITAL OPPORTUNITY FUND LP

Purchase of Common Stock	265,000	4.5714	05/07/2024

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